Exhibit 99.2

GOLD RESERVE INC.

September 30, 2022

Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations, dated November 2, 2022 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the September 30, 2022 unaudited interim consolidated financial statements and related notes and the December 31, 2021 audited consolidated financial statements. All dollar amounts herein are expressed in U.S. Dollars.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 9-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for the nine months ended September 30, 2022 and 2021 equaled 0.7794 and 0.7991, respectively, and the exchange rate at the end of each such period equaled 0.7272 and 0.7891, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or "forward-looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein, many of which are outside our control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation:

●	risks associated with the timing and ability to appeal, contest, reverse or otherwise alter the resolution of the Bolivarian Republic of Venezuela (“Venezuela”) Ministry of Mines to revoke the mining rights held by our joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities, including the Venezuelan Supreme Court of Justice or any adverse outcome of such efforts, the Resolution and/or the ability to take other legal actions including with respect to non-compliance by Venezuela of its obligations under the Settlement Agreement;

●        risks associated with sanctions imposed by the U.S. and Canadian governments targeting Venezuela (the "Sanctions") and/or whether we are able to obtain (or get results from) relief from such sanctions, if any, obtained from the U.S. Office of Foreign Asset Control or “OFAC” or other similar regulatory bodies in Canada or elsewhere:

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-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy;
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law);
-	The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela and interact with Venezuela as to Siembra Minera and the Resolution, which is expected to continue for an indeterminate period of time; and
-	Even if there is a successful appeal of the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project (as defined herein), and the Sanctions will continue indefinitely until modified by the U.S. or the Canadian government;

●        risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company has requested, or may request in the future, to engage in certain Venezuela-related transactions;

●        risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement (as defined below). As of the date of this report, Venezuela still owes the Company an estimated $961 million (including interest of approximately $183 million) related to the original settlement obligation of approximately $1.032 billion, which was payable in a series of monthly payments ending on or before June 15, 2019 (as amended, the "Settlement Agreement");

●        risks associated with recovering funds under our Settlement Agreement with the government of Venezuela, including our ability to repatriate any such funds;

●        risks associated with our ability to resume our efforts to enforce and collect the September 2014 arbitral award granted pursuant to the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (the "Award"). These risks include incurring the costs of enforcement and collection of the Award and the timing and success of that effort, if Venezuela ultimately fails to honor its commitments pursuant to the Settlement Agreement;

●	risks associated with the phase out of LIBOR and our ability, if and when it's possible to engage with the Venezuelan government, to either agree with Venezuela on a new interest benchmark or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new benchmark;

●        even if there is a successful appeal or other outcome with respect to the Resolution there would be:

o	risks associated with Venezuela's failure to honor its commitments associated with the formation, financing and operation of Siembra Minera (a company formed to develop the Siembra Minera Project which is comprised of certain gold, copper, silver and other strategic mineral rights located in Bolivar State, Venezuela (the “Siembra Minera Project”));
o	risks associated with the ability of the Company to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
o	the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;
o	risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project; and
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o	risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by the Company and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;

●        risks associated with filing a claim, if warranted, against Venezuela for breach of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project and/or the Settlement Agreement. The cost of prosecuting such a claim(s) over a number of years could be substantial, and there is no assurance that we would be successful in our claim(s) or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project and/or the Settlement Agreement or were unable to collect compensation in respect of our claim(s), the Company would be adversely affected;

●	risks associated with potential tax, accounting or financial impacts that may result from the current audits of our tax filings by U.S. and Canadian tax authorities (or any future ones);
●	risks associated with Camac Partners LLC’s activist campaign or any other activist from time to time, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including appealing or contesting the Resolution;
●	risks associated with the existence of "dual" governments in Venezuela as a result of certain non-Venezuelan countries (including the United States and Canada) recognizing a presidency and government led by Juan Guaidó, instead of Nicolás Maduro, including associated challenges as to governing and decision-making authority related thereto, and the U.S. government's previous indictment of Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking;
●	risks associated with the largest holder of contingent value rights (“CVR”), a related party, claiming Siembra Minera is “proceeds” for purposes of such CVR, including costs associated therewith and amounts paid in settlement, if any;
●	risks associated with bonus plan participants claiming Siembra Minera is “proceeds” for purposes of such bonus plan, including costs associated therewith and amounts paid in settlement, if any;

●        risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;

●        risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

●	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;
●	risks associated with the ability of the Company to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, which may result in the Company not being able to produce accurate and timely financial statements and other public filings;

●        risks associated with shareholder dilution resulting from the future sale of additional equity, if required;

●        risks associated with the value realized, if any, from the disposition of the assets related to our previous mining project in Venezuela known as the "Brisas Project";

●        risks associated with the abilities of and continued participation by certain employees;

●        risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject; and

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●        risks associated with the impact of new diseases, epidemics and pandemics, including the effects and potential effects of the global coronavirus disease (COVID-19) pandemic.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See disclosure under the heading "Risk Factors" contained in our Management’s Discussion and Analysis dated April 29, 2022 and filed on www.sedar.com and our Annual Report on Form 40-F dated April 29, 2022 and filed on www.sec.gov for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this Management’s Discussion and Analysis that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the Ontario Securities Commission, U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations. Investors are urged to read the Company's filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com and www.sec.gov, respectively. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Gold Reserve, an exploration stage mining company, is engaged in the business of evaluating, acquiring, exploring and developing mining projects. Currently our primary business activities are the collection of the remaining amounts owed to us by Venezuela and working toward all remedies that are available to us with respect to the Siembra Minera Project (as more fully discussed herein).

Venezuela's political, economic and social conditions

Venezuela continues to experience social, political and economic turmoil. The country's overall infrastructure, social services network and economy have significantly deteriorated. Further, certain non-Venezuelan countries (including the United States and Canada) currently recognize a presidency and government with respect to Juan Guaidó instead of Nicolás Maduro, resulting in a "dual" government. In addition, on March 26, 2020, the U.S. Government indicted Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking.

The existing conditions in Venezuela, along with the Sanctions (defined above), are expected to continue in the foreseeable future, adversely impacting our ability to collect the remaining amount owed to us by Venezuela pursuant to the Settlement Agreement and/or Award or to contest the Resolution. In March 2022, the Ministry issued the Resolution to revoke certain gold, copper, silver and other strategic mineral rights granted to Siembra Minera contained within Bolivar State comprising what is known as the Siembra Minera Project. In May 2022, Siembra Minera filed a reconsideration request which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that may be available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise including the right to appeal the Resolution with the Venezuelan Supreme Court of Justice.

U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various Sanctions targeting Venezuela. The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons, persons in Canada or Canadians outside Canada from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with SDNs (defined above) and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

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The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela or to contest the Resolution, which is expected to continue for an indeterminate period of time. Even if there is a successful appeal of the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project, the Sanctions could adversely impact our ability to finance, develop and operate such project, and the Sanctions will continue indefinitely until modified by the U.S. government or the Canadian government.

On June 4, 2020, the Board created a special committee of non-U.S. Persons (the “Special Committee”), for the purposes of making all decisions and taking all actions for and on behalf of the Board and the Company, and so binding the Company with respect to all matters related to or arising from the business of the Company, that are not permitted to be done by “U.S. Persons” (as defined in 31 C.F.R. § 591.312) pursuant primarily to U.S. Sanctions. This is part of the Company’s efforts to ensure compliance with applicable laws, including, without limitation, U.S. Sanctions, the Special Economic Measures (Venezuela) Regulations enacted pursuant to the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). The Special Committee is tasked with ensuring that the Company’s actions that it directs are in compliance with applicable laws. The Special Committee is currently comprised of three individuals: two of whom are directors, Mr. Coleman and Mr. Gagnon, along with a former director, Mr. J.C. Potvin. As previously disclosed, the Company did consider and did make OFAC license applications for the purposes then noted. The Company has received one limited OFAC license but there can be no assurances that other licenses will be obtained and/or that any licenses will be sufficient for the company to procure any funds or obtain any specific results as a result of such receipt of any license.

The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. It also impacts our ability to contest the Resolution. Even if we are successful in appealing the Resolution by the Ministry to revoke the mining rights in connection with the Siembra Minera Project, the Sanctions continue to restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project and, until Sanctions are lifted, would obstruct any ability for us to develop the Siembra Minera Project as originally planned.

EXPLORATION PROSPECTS

SIEMBRA MINERA

Overview

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera (See Note 6 to the September 30, 2022 interim consolidated financial statements). Although Venezuela is not current with its obligations outlined in the Settlement Agreement, the parties retain their respective interests in Siembra Minera.

Siembra Minera was granted certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas. In March 2022, the Ministry issued the Resolution to revoke the mining rights of Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations. Siembra Minera filed a reconsideration request which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that may be available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise including the right to appeal the Resolution with the Venezuelan Supreme Court of Justice. Even if the Resolution is successfully annulled, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

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Even if the Resolution is annulled by the Supreme Court of Justice of Venezuela, there are significant provisions related to the formation of Siembra Minera and the development and operation of the Siembra Minera Project under our agreements with the government of Venezuela that are still pending, including authorizations and/or still to be completed obligations on the part of the Venezuelan government that are critical to the financing and future operation of the Siembra Minera Project.

Further details regarding the Siembra Minera Project can be found in our Annual Information Form dated April 29, 2022 and our Management Discussion and Analysis dated April 29, 2022, each filed on www.sedar.com.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains an NSR with respect to (i) “Precious Metals” produced and recovered from the LMS Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the LMS Property equal to 1% of Net Smelter Returns on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSR to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company.

BRISAS ARBITRAL AWARD, SETTLEMENT AGREEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the “Brisas Arbitration”) under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (“ICSID”) to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project (as herein defined) in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us an Arbitral Award (the “Award”) totaling $740.3 million. The Award (less legal costs and expenses) currently accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our technical mining data (the “Mining Data”) associated with our previous mining project in Venezuela (the “Brisas Project”) for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

As of the date of this MD&A, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals an estimated $961 million (including interest of approximately $183 million).

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. With the phase out of LIBOR, if and when it is possible to engage with the Venezuelan government, we expect that, if necessary, we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

The terms of the Settlement Agreement also included Venezuela’s obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this Management’s Discussion and Analysis, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Right Certificates ("CVRs") that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts sufficient to pay or reserve for applicable taxes payable and certain other permissible

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deductions as set forth in the CVRs (the "Net Proceeds"). As previously, disclosed, we have been advised by the holder of the majority of the CVRs, a related party, that as a general matter it believes that the Company's 45% interest in Siembra Minera represents "Proceeds" for purposes of the CVRs and as such it believes the CVR holders are entitled to the value of 5.466% of that interest on the date of its acquisition. Such holder, for its own account as an individual CVR holder, has made various specific requests of, assertions, claims and demands with respect to its CVR. For a variety of reasons, the Company does not agree with such holder’s position and believes it is inconsistent with the CVRs generally and such holder’s CVR specifically, including the terms and manner upon which we acquired our interest in Siembra Minera. As the parties have been unable to reach agreement on a resolution, in July 2022 the Company and such majority holder entered into a Tolling Agreement pursuant to which both parties agreed to toll applicable statutes of limitations indefinitely with respect to such holder’s CVR, subject to each party’s right to terminate the Agreement and such tolling on 30-days advance written notice to the other party. The Company and such holder have not been able to resolve their differences as of the filing date of this report. At this time, it is not possible to determine the outcome of this matter. As of September 30, 2022, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10 million, all of which has been paid to the CVR holders other than approximately $60,000 which has not yet been distributed (not taking into account the majority CVR holder’s claim, which has been tolled and remains unresolved as described above).

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially the same as Net Proceeds for the CVR. Certain participants of the Bonus Plan have notified the Company that in the event the Board of Directors interprets the CVR agreement in such a way as to include the value of Siembra Minera as proceeds, the Bonus Plan participants expect to be accorded the same interpretation of the terms under the Bonus Plan. The Bonus Plan is administered by independent members of the Board of Directors. Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of September 30, 2022, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants other than approximately $70,000 which has not yet been distributed.

Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA") which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by shareholders of the Company ("Shareholders") in respect of a special resolution.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of obligations related to the CVR and Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

Financial Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations, the 2019 Return of Capital to Shareholders and results of operations. Recent operating results and our overall financial position and liquidity are primarily impacted by expenses associated with activities related to the Siembra Minera Project, Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing and by Venezuela's failure to honor its monetary and non-monetary obligations under the Settlement Agreement in a timely manner.

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As discussed elsewhere in this Management's Discussion and Analysis, the Sanctions have and will continue to adversely impact our ability to collect the remaining amounts due associated with the Settlement Agreement and/or Award. Even if there is a successful annulment of the Resolution to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, the timing and amount of distributions made to Shareholders, if any, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Liquidity and Capital Resources

At September 30, 2022, we had cash and cash equivalents of approximately $44.9 million which represents a decrease from December 31, 2021 of approximately $4.2 million. The net decrease was primarily due to cash used in operations as more fully described in the “Operating Activities” section below.

	2022	Change	2021
Cash and cash equivalents	$44,894,850	$(4,222,780)	$49,117,630

As of September 30, 2022, we had financial resources including cash and cash equivalents of approximately $44.9 million, marketable securities of approximately $0.1 million, machinery and equipment intended to be sold with a carrying value of approximately $1.6 million (See Note 5 to the September 30, 2022 interim consolidated financial statements), an income tax receivable of approximately $8.1 million and short-term financial obligations consisting of accounts payable, accrued expenses, severance liability and contingent value rights of approximately $1.4 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, the annulment of the Resolution, a change of administration in Venezuela and/or removal of Sanctions, an increase in legal expenses related to enforcement and collection of our Award, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course.

As discussed elsewhere in this MD&A, the Sanctions have and will continue to adversely impact our ability to collect the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. Even if there is a successful annulment of the Resolution to revoke the mining rights of Siembra Minera, the Sanctions will continue to adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Operating Activities

Cash flow used in operating activities for the nine months ended September 30, 2022 and 2021 was approximately $4.2 million and $5.9 million, respectively. Cash flow used in operating activities consists of net loss adjusted for gains and losses on marketable securities, non-cash expense items primarily related to stock option compensation and depreciation and certain non-cash changes in working capital.

As more fully described in the change in expenses analysis in the Results of Operations section below, cash flow used in operating activities during the nine months ended September 30, 2022 decreased from the prior comparable period primarily due to an income tax refund and decreases in Siembra Minera project and related costs, and equipment holding costs, partially offset by an increase in legal and accounting expense related to the Resolution to revoke the Siembra Minera mining rights, tax compliance and other corporate matters.

Investing Activities

The Company did not have cash flows from investing activities during the nine months ended September 30, 2022. The Company’s cash flows from investing activities during the nine months ended September 30, 2021 consisted of amounts received from the sale of certain mining equipment.

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Financing Activities

The Company did not have cash flows from financing activities during the nine months ended September 30, 2022 and 2021.

Contractual Obligations

Our contractual obligation payments as of September 30, 2022 consist of amounts due pursuant to the Bonus Plan and CVR agreements of approximately $0.1 million. As described in Note 2 to the September 30, 2022 interim consolidated financial statements, the Company is obligated to make payments under the Bonus Plan and CVR agreements based on the after-tax amounts received from Venezuela under the Settlement Agreement and/or Award.

The Company maintains change of control agreements with certain officers and employees as described in Note 8 to the September 30, 2022 interim consolidated financial statements. As of September 30, 2022, the amount payable under the change of control agreements, in the event of a Change of Control, was approximately $6.4 million.

During the fourth quarter of 2021, the Company implemented a three-year cost reduction program which included a reduction in senior management compensation coupled with an incentive bonus plan. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of September 30, 2022, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $3.2 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments, upon the occurrence of certain events, related to termination of employment. As of September 30, 2022, the Company had an accrued liability for severance payments of approximately $0.5 million related to the announced retirement of the Company’s President. This amount was recorded in general and administrative expense for the nine months ended September 30, 2022.

Doug Belanger, President and a director, announced his retirement from all positions with the Company and its subsidiaries, effective as of December 31, 2022. Mr. Belanger is a participant in the Bonus Plan and milestone bonus program and has a Change of Control agreement. Mr. Belanger’s announced retirement had no immediate effect under such plans and agreement, other than the severance benefit as noted above. He will continue to participate in such plans in accordance with their terms and his Change of Control agreement and milestone bonus plan participation will terminate following his retirement.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and nine months ended September 30, 2022 was approximately $1.7 million and $5.5 million, respectively compared to consolidated net loss of $2.0 million and $5.7 million during the comparable periods in 2021.

		Three Months			Nine Months
	2022	2021	Change	2022	2021	Change
Income	$60,039	$12,563	$47,476	$144,169	$167,387	$(23,218)
Expenses	(1,763,395)	(2,056,606)	293,211	(5,636,771)	(5,830,780)	194,009
Net loss for the period	$(1,703,356)	$(2,044,043)	$340,687	$(5,492,602)	$(5,663,393)	$170,791

Income (loss)		Three Months			Nine Months
	2022	2021	Change	2022	2021	Change
Interest income	$176,784	$6,959	$169,825	$251,964	$23,713	$228,251
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Gain (loss) on marketable equity securities	(46,608)	(3,794)	(42,814)	8,215	39,613	(31,398)
Gain on sale of equipment	-	40,282	(40,282)	-	118,559	(118,559)
Foreign currency loss	(70,137)	(30,884)	(39,253)	(116,010)	(14,498)	(101,512)
	$60,039	$12,563	$47,476	$144,169	$167,387	$(23,218)

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. For the nine months ended September 30, 2022, income decreased primarily as a result of reductions in gain on sale of equipment and gain on marketable equity securities as well as fluctuations in currency exchange rates which resulted in increased foreign currency losses. The decrease in income was partially offset by increases in interest income due to an increase in interest rates.

Expenses

		Three Months			Nine Months
	2022	2021	Change	2022	2021	Change
Corporate general and administrative	$1,060,499	$1,099,662	$(39,163)	$3,719,858	$3,372,621	$347,237
Siembra Minera Project costs	-	370,350	(370,350)	223,237	962,755	(739,518)
Exploration costs	6,908	60,907	(53,999)	23,296	100,376	(77,080)
Legal and accounting	535,327	433,811	101,516	1,383,804	986,859	396,945
Arbitration and settlement	90,463	16,816	73,647	140,877	130,725	10,152
Equipment holding costs	70,198	75,060	(4,862)	145,699	277,444	(131,745)
Total expenses	$1,763,395	$2,056,606	$(293,211)	$5,636,771	$5,830,780	$(194,009)

Corporate general and administrative expense during the nine months ended September 30, 2022 increased from the prior comparable period primarily due to severance expense, the allocation of costs previously classified as Siembra Minera Project costs and an increase in Director and Officer insurance. In the second and third quarters of 2022, the Company incurred approximately $0.4 million of consultant and other costs which, prior to the Resolution to revoke the mining rights of Siembra Minera, were classified as Siembra Minera Project costs. Beginning in the second quarter of 2022, these costs are classified as general and administrative expense. Certain of these costs are expected to continue as they may be relevant to the Company’s future activities with respect to the Resolution, other legal support activities and/or the Settlement Agreement. This increase in corporate general and administrative expense was partially offset by a reduction in executive compensation and Director fees. Siembra Minera Project costs decreased from the prior comparable periods as a result of the March 2022 Venezuelan Ministry of Mine’s issuance of the Resolution to revoke the mining rights of Siembra Minera and the reallocation, in the second and third quarters of 2022, of certain costs previously associated with the Siembra Minera project to corporate general and administrative expense. Legal and accounting expenses increased primarily as a result of an increase in professional fees associated with the Resolution to revoke the Siembra Minera mining rights, efforts to reinstate those rights, tax compliance and other corporate matters. Equipment holding costs decreased due to a disposal of some of the equipment in 2021. Overall, total expenses for the three and nine months ended September 30, 2022 decreased by approximately $0.3 million and $0.2 million, respectively from the comparable periods in 2021.

Summary of Quarterly Results (1)

Quarter ended	9/30/22	6/30/22	3/31/22	12/31/21	9/30/21	6/30/21	3/31/21	12/31/20
Income (loss)	$60,039	$40,754	$43,376	$(76,489)	$12,563	$95,416	$59,408	$56,510
Net loss
before tax	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)	(1,745,073)	(1,874,277)	(5,728,924)
Per share	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)	(0.06)
Fully diluted	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)	(0.06)
Net loss	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)	(1,745,073)	(1,874,277)	(5,484,748)
Per share	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)	(0.06)
Fully diluted	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)	(0.06)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.
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In the third quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates, partially offset by a decrease in gain on marketable equity securities. In the second quarter of 2022, income decreased as a result of fluctuations in currency exchange rates resulting in foreign currency losses in the second quarter of 2022 compared to foreign currency gains in the first quarter of 2022. The decrease in income was partially offset by an increase in interest as a result of higher interest rates. In the first quarter of 2022, income increased primarily as a result of unrealized gains on marketable equity securities. In the fourth quarter of 2021, income decreased as a result of unrealized losses on marketable equity securities, foreign currency loss and losses on disposition of property, plant and equipment. In the third quarter of 2021, income decreased due to a decrease in the gain on sale of equipment and an increase in foreign currency loss. In the second quarter of 2021, income increased due to a gain on sale of equipment. In the first quarter of 2021, income increased due to an increase in gain on marketable equity securities, partially offset by a decrease in foreign currency gain. In the fourth quarter of 2020, income increased as a result of an increase in foreign currency gain and a decrease in loss on disposition of property, plant and equipment.

In the third quarter of 2022, net loss decreased primarily due to a decrease in severance expense. In the second quarter of 2022, net loss increased primarily as a result of severance expense and legal and other costs related to the revocation, reinstatement efforts and potential damages claims associated with the Siembra Minera mining rights. In the first quarter of 2022, net loss decreased as a result of a reduction in compensation expense including non-cash stock option expense. In the fourth quarter of 2021, net loss increased primarily as a result of an increase in non-cash stock option compensation expense and a loss on impairment of cash in a bank account. In the third quarter of 2021, net loss increased due primarily to an increase in legal and accounting expense and a decrease in income. In the second quarter of 2021, net loss decreased as a result of decreases in legal, accounting and arbitration costs and a gain on sale of equipment. In the first quarter of 2021, net loss decreased as the Company did not have further write-downs of property, plant and equipment. In the fourth quarter of 2020, net loss increased primarily as a result of a write-down of property, plant and equipment.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

Internal Control over Financial Reporting (ICFR) and Disclosure Controls and Procedures (DC&P)

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021, management determined that it did not design effective internal controls to ensure there was timely identification of indicators that the custody and recoverability of cash held in a foreign bank account existed, due to a potential decline in the financial position and liquidity at one of its financial institutions where approximately $1.17 million in cash is held. This ultimately led to management’s conclusion that the cash held with this financial institution should be written off due to the Company’s inability to access the funds. As a result of this matter, the Company’s management determined it had a material weakness in the Company’s ICFR and as such, its internal control over financial reporting and DC&P as of December 31, 2021 were not effective. Management remediated this control deficiency by the implementation of a new quarterly control to monitor and assess the liquidity and credit risk of the financial institutions in which cash, cash equivalents and marketable securities are held.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), during our fiscal quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.